CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities Offered	Maximum Aggregate Offering Price	Amount of Registration Fee(1)(2)
Notes	$2,905,000	$89.18

(1)	Calculated in accordance with Rule 457(r) of the Securities Act of 1933.

(2)	Pursuant to Rule 457(p) under the Securities Act of 1933, unused filing fees of $ 457,121.34 have already been paid with respect to unsold securities that were previously registered pursuant to a Registration Statement on Form S-3 (No. 333-117770) filed by JPMorgan Chase & Co. on July 30, 2004, and have been carried forward, of which $89.18 offset against the registration fee due for this offering and of which $457,032.16 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

Pricing supplement no. 556 To prospectus dated December 1, 2005, prospectus supplement dated December 1, 2005 and product supplement no. 18-I dated March 16, 2006	Registration Statement No. 333-130051 Dated July 26, 2007 Rule 424(b)(2)

Structured Investments	JPMorgan Chase & Co. $2,905,000 Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index due July 31, 2012

General

  The notes are designed for investors who seek an uncapped return of 1.1675 times the appreciation of the S&P 500® Index at maturity. Investors should be willing to forgo interest and dividend payments, and if the Index closing level declines from the Initial Index Level by more than 35% on any trading day during the Monitoring Period, be willing to lose some or all of their principal.
  Senior unsecured obligations of JPMorgan Chase & Co. maturing July 31, 2012†.
  Minimum denominations of $1,000 and integral multiples thereof.
  The terms of the notes as set forth in “Key Terms” below, to the extent they differ from or conflict with those set forth in the accompanying product supplement no. 18-I, supersede the terms set forth in product supplement no. 18-I. For example, you will lose the protection afforded by the Knock-Out Buffer Amount if, on any trading day during the Monitoring Period, the Index closing level declines from the Initial Index Level by more than 35%. Under these circumstances, your principal will not be protected against any depreciation in the Index, and you may lose some or all of your investment at maturity. You will be subject to this potential loss even though the Knock-Out Buffer Amount and the associated Monitoring Period are not described in the accompanying product supplement no. 18-I. Please also refer to “Supplemental Information” in this pricing supplement for additional supplemental information.
  The notes priced on July 26, 2007 and are expected to settle on or about July 31, 2007.

Key Terms

Index:	The S&P 500® Index (“SPX”) (the “Index”)
Upside Leverage Factor:	1.1675.
Payment at Maturity:

If the Ending Index Level is greater than the Initial Index Level, you will receive a cash payment that provides you with a return per $1,000 principal amount note equal to the Index Return multiplied by 1.1675. Accordingly, if the Index Return is positive, your payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return x 1.1675)]

Your principal is protected against up to a 35% decline of the Index at maturity if a Knock-Out Event has not occurred. If the Ending Index Level declines from the Initial Index Level and a Knock-Out Event has not occurred, you will receive the principal amount of your notes at maturity.

A Knock-Out Event occurs if, on any trading day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by more than the 35% Knock-Out Buffer Amount.

If the Ending Index Level declines from the Initial Index Level and a Knock-Out Event has occurred, you will lose 1% of the principal amount of your notes for every 1% that the Index declines beyond the Initial Index Level. Under these circumstances, your final payment per $1,000 principal amount note will be calculated as follows:

$1,000 + [$1,000 x (Index Return)]

If the Ending Index Level declines from the Initial Index Level and a Knock-Out Event has occurred, the protection provided by the 35% Knock-Out Buffer Amount will terminate and you could lose some or all of your investment at maturity.

Monitoring Period:	The period from the pricing date to and including the Observation Date.
Knock-Out Buffer Amount:	35%
Index Return:	Ending Index Level – Initial Index Level Initial Index Level
Initial Index Level:	The Index closing level on the pricing date, which was 1482.66.
Ending Index Level:	The Index closing level on the Observation Date.
Observation Date:	July 26, 2012†
Maturity Date:	July 31, 2012†
CUSIP:	48123JT74
†	Subject to postponement in the event of a market disruption event and as described under “Description of Notes — Payment at Maturity” in the accompanying product supplement no. 18-I.

Investing in the Knock-Out Buffered Return Enhanced Notes involves a number of risks. See “Risk Factors” beginning on page PS-5 of the accompanying product supplement no. 18-I and “Selected Risk Considerations” beginning on page PS-2 of this pricing supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this pricing supplement or the accompanying prospectus supplements and prospectus. Any representation to the contrary is a criminal offense.

	Price to Public	Fees and Commissions (1)	Proceeds to Us

Per note	$1,000	$53.93	$946.07

Total	$2,905,000	$156,666.65	$2,748,333.35

(1)	J.P. Morgan Securities Inc., whom we refer to as JPMSI, acting as agent for JPMorgan Chase & Co., will receive a commission of $53.93 per $1,000 principal amount note and will use a portion of that commission to pay selling concessions to other dealers of $30.00 per $1,000 principal amount note. See “Underwriting” beginning on page PS-21 of the accompanying product supplement no. 18-I.

The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

JPMorgan

July 26, 2007

ADDITIONAL TERMS SPECIFIC TO THE NOTES

You should read this pricing supplement together with the prospectus dated December 1, 2005, as supplemented by the prospectus supplement dated December 1, 2005 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 18-I dated March 16, 2006. This pricing supplement, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the accompanying product supplement no. 18-I, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

  Product supplement no. 18-I dated March 16, 2006:
  http://www.sec.gov/Archives/edgar/data/19617/000089109206000662/e23401_424b2.pdf

  Prospectus supplement dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002390/e22885_424b2.txt

  Prospectus dated December 1, 2005:
  http://www.sec.gov/Archives/edgar/data/19617/000089109205002389/e22923_base.txt

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this pricing supplement, the “Company,” “we,” “us” or “our” refers to JPMorgan Chase & Co.

Supplemental Information

The information set forth below supplements the information contained in the accompanying product supplement no. 18-I.

  CALCULATION AGENT — In addition to the determinations that will be made by the calculation agent described under “General Terms of Notes — Calculation Agent” in the accompanying product supplement no. 18-I, the calculation agent will also determine the Index closing level on each trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.
  MARKET DISRUPTION EVENTS — The market disruption events described under “General Terms of Notes — Market Disruption Events” may, among other things, prevent the calculation agent from determining the Index closing level on any trading day during the Monitoring Period for purposes of determining whether a Knock-Out Event has occurred.
  DISCONTINUATION OF THE S&P 500® INDEX — In addition to the determinations that will be made by the calculation agent in the event of a discontinuation of the Index or a successor index described under “The S&P 500® Index — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation” in the accompanying product supplement no. 18-I, if Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., discontinues publication of the S&P 500® Index prior to, and such discontinuation is continuing on, any trading day during the Monitoring Period and the calculation agent determines that no successor index is available on such trading day, or the calculation agent has previously selected a successor index and publication of the successor index is discontinued prior to, and such discontinuation is continuing on, on any trading day during the Monitoring Period, the calculation agent will determine the Index closing level for such trading day in the manner described under “The S&P 500® Index — Discontinuation of the S&P 500® Index; Alteration of Method of Calculation” in the accompanying product supplement no. 18-I.

Selected Purchase Considerations

  UNCAPPED APPRECIATION POTENTIAL — The notes provide the opportunity to enhance equity returns by multiplying a positive Index Return by the Upside Leverage Factor of 1.1675. The notes are not subject to a predetermined maximum gain and, accordingly, any return at maturity will be determined by the appreciation of the Index. Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.
  LIMITED PROTECTION AGAINST LOSS — Payment at maturity of the principal amount of the notes is protected against a decline in the Ending Index Level, as compared to the Initial Index Level, of up to 35%, if a Knock-Out Event has not occurred. If, on any trading day during the Monitoring Period, the Index closing level has declined, as compared to the Initial Index Level, by more than 35%, the protection provided by the 35% Knock-Out Buffer Amount will terminate and for every 1% decline of the Index beyond the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes.
  DIVERSIFICATION OF THE S&P 500® INDEX — The return on the notes is linked to the performance of the S&P 500® Index. The S&P 500® Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets. For additional information about the Index, see the information set forth under “The S&P 500® Index” in the accompanying product supplement no. 18-I.
  CAPITAL GAINS TAX TREATMENT — You should review carefully the section entitled “Certain U.S. Federal Income Tax Consequences” in the accompanying product supplement no. 18-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, it is reasonable to treat your purchase and ownership of the notes as an “open transaction” for U.S. federal income tax purposes. Assuming this characterization is respected, your gain or loss on the notes should be treated as long-term capital gain or loss if you hold the notes for more than a year, whether or not you are an initial purchaser of notes at the issue price. However, the Internal Revenue Service or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. You should consult your tax adviser regarding the treatment of the notes, including possible alternative characterizations.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-1

Selected Risk Considerations

An investment in the notes involves significant risks. Investing in the notes is not equivalent to investing directly in the Index or any of the component stocks of the Index. These risks are explained in more detail in the “Risk Factors” section of the accompanying product supplement no. 18-I dated March 16, 2006. The risk considerations described below supplement, and to the extent they conflict with the risk factors described under “Risk Factors” in the accompanying product supplement no. 18-I, supersede the risk factors set forth in product supplement no. 18-I.

  YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS — The notes do not guarantee any return of principal. The return on the notes at maturity is linked to the performance of the Index and will depend on whether a Knock-Out Event has occurred and whether, and the extent to which, the Index Return is positive or negative. If the Ending Index Level is less than the Initial Index Level and a Knock-Out Event has occurred, the protection provided by the 35% Knock-Out Buffer Amount will terminate and for every 1% decline of the Index beyond the Initial Index Level, you will lose an amount equal to 1% of the principal amount of your notes. Under these circumstances, you could lose some or all of your principal.
  YOUR PROTECTION MAY TERMINATE ON ANY DAY DURING THE TERM OF THE NOTES — If the Index closing level on any trading day during the Monitoring Period has declined from the Initial Index Level by more than the 35% Knock-Out Buffer Amount, you will at maturity be fully exposed to any depreciation in the Index. We refer to this feature as a contingent buffer. Under these circumstances, if the Ending Index Level is less than the Initial Index Level, you will lose 1% of the principal amount of your investment for every 1% decline in the Ending Index Level as compared to the Initial Index Level. You will be subject to this potential loss of principal even if the Index subsequently increases such that the Ending Index Level has declined from the Initial Index Level by less than the 35% Knock-Out Buffer Amount. If these notes had a non-contingent buffer feature, under the same scenario, you would have received the full principal amount of your notes at maturity. As a result, your investment in the notes may not perform as well as an investment in a security with a return that includes a non-contingent buffer.
  CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY — While the payment at maturity described in this pricing supplement is based on the full principal amount of your notes, the original issue price of the notes includes the agent’s commission and the cost of hedging our obligations under the notes through one or more of our affiliates. As a result, the price, if any, at which JPMSI will be willing to purchase notes from you in secondary market transactions, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.
  NO INTEREST OR DIVIDEND PAYMENTS OR VOTING RIGHTS — As a holder of the notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.
  LACK OF LIQUIDITY — The notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the notes in the secondary market but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily. Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which JPMSI is willing to buy the notes.
  POTENTIAL CONFLICTS — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes. In addition, we are currently one of the companies that make up the Index. We will not have any obligation to consider your interests as a holder of the notes in taking any corporate action that might affect the value of the Index and the notes.
  MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:
    the expected volatility of the Index;
    the time to maturity of the notes;
    whether a Knock-Out Event has occurred;
    the dividend rate on the common stocks underlying the Index;
    interest and yield rates in the market generally;
    a variety of economic, financial, political, regulatory or judicial events; and
    our creditworthiness, including actual or anticipated downgrades in our credit ratings.

  You may have to sell your notes at a substantial discount if a Knock-Out Event has occurred.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-2

What is the Total Return on the Notes at Maturity Assuming a Range of Performance for the Index?

The following table illustrates the hypothetical total return at maturity on the notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount note to $1,000. The hypothetical total returns set forth below assume an Initial Index Level of 1500 and reflect the Upside Leverage Factor of 1.1675. The hypothetical total returns set forth below are for illustrative purposes only and may not be the actual total returns applicable to a purchaser of the notes. The numbers appearing in the following table and examples have been rounded for ease of analysis.

Ending Index Level	Index Return	Note Total Return if Knock-Out Event Has Not Occurred (1)	Note Total Return if Knock-Out Event Has Occurred (2)

2700.00	80.00%	93.4000%	93.4000%
2475.00	65.00%	75.8875%	76.8875%
2250.00	50.00%	58.3750%	58.3750%
2100.00	40.00%	46.7000%	46.7000%
1950.00	30.00%	35.0250%	35.0250%
1800.00	20.00%	23.3500%	23.3500%
1650.00	10.00%	11.6750%	11.6750%
1575.00	5.00%	5.8375%	5.8375%
1500.00	0.00%	0.00%	0.0000%
1425.00	-5.00%	0.00%	-5.0000%
1350.00	-10.00%	0.00%	-10.0000%
1200.00	-20.00%	0.00%	-20.0000%
1050.00	-30.00%	0.00%	-30.0000%
975.00	-35.00%	0.00%	-35.0000%
900.00	-40.00%	N/A	-40.0000%
750.00	-50.00%	N/A	-50.0000%
600.00	-60.00%	N/A	-60.0000%
450.00	-70.00%	N/A	-70.0000%
300.00	-80.00%	N/A	-80.0000%
150.00	-90.00%	N/A	-90.0000%
0.00	-100.00%	N/A	-100.0000%

(1)	The Index closing level is greater than or equal to 975 on each trading day during the Monitoring Period.
(2)	The Index closing level is less than 975 on at least one trading day during the Monitoring Period.

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the total returns set forth in the table above are calculated.

Example 1: The level of the Index increases from the Initial Index Level of 1500 to an Ending Index Level of 1575. Because the Ending Index Level of 1575 is greater than the Initial Index Level of 1500, regardless of whether a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,058.63 per $1,000 principal amount note, calculated as follows:

$1,000 + [$1,000 x (5% x 1.1675)] = $1,058.38

Example 2: The level of the Index decreases from the Initial Index Level of 1500 to an Ending Index Level of 975 and a Knock-Out Event has not occurred. Because the Ending Index Level of 975 is less than the Initial Index Level of 1500 and the Index has not closed below 975 on any trading day during the Monitoring Period, a Knock-Out Event has not occurred and the investor receives a payment at maturity of $1,000 per $1,000 principal amount note.

Example 3: The level of the Index decreases from the Initial Index Level of 1500 to an Ending Index Level of 900. Because the Ending Index Level of 900 is less than the Initial Index Level of 1500 by more than the Knock-Out Buffer Amount of 35%, a Knock-Out Event has occurred and the investor receives a payment at maturity of $600 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -40%) = $600

Example 4: The level of the Index decreases from the Initial Index Level of 1500 to an Ending Index Level of 1200 and a Knock-Out Event has occurred. Because the Ending Index Level of 1200 is less than the Initial Index Level of 1500 and because the Index has closed below 975 on at least one trading day during the Monitoring Period, a Knock-Out Event has occurred and the investor receives a payment at maturity of $800 per $1,000 principal amount note, calculated as follows:

$1,000 + ($1,000 x -20%) = $800

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-3

Historical Information

The following graph sets forth the historical performance of the S&P 500® Index based on the weekly Index closing level from January 4, 2002 through July 20, 2007. The Index closing level on July 26, 2007 was 1482.66. We obtained the Index closing levels below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg Financial Markets.

The historical levels of the Index should not be taken as an indication of future performance, and no assurance can be given as to the Index closing level on the Observation Date or on any trading day during the Monitoring Period. We cannot give you assurance that the performance of the Index will result in the return of any of your initial investment.

JPMorgan Structured Investments — Knock-Out Buffered Return Enhanced Notes Linked to the S&P 500® Index	PS-4